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Exhibit 99.1

Leitch Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

www.leitch.com

October 20, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY RESCHEDULES ANNUAL MEETING

TORONTO, ONTARIO — Leitch Technology Corporation (TSX: LTV) announced this morning that the currently scheduled Annual General Meeting (October 21, 2003) has been cancelled. This decision has been made as a result of the filing, in the evening of October 16, 2003, of a dissidents' proxy circular proposing an alternative slate of directors and proposing to install a new CEO and Chief Technical Officer. The Board of Directors has rescheduled the meeting in order to permit sufficient time for shareholders to receive full information concerning this key decision in the life of Leitch.

Leitch director and interim Chief Executive Officer, Stan Kabala, said: "The last minute filing of the dissidents' solicitation deprived Leitch shareholders of the opportunity to make a fully informed decision on what has become a contested election for directors. Although we have already received proxies overwhelmingly supporting the management slate, the shareholders are entitled to know what is at stake before the election occurs, with sufficient time to make a reasoned decision."

Subject to regulatory approval of the date, the meeting will proceed on December 8, 2003. Details with respect to the new record date and the location will be released shortly.

Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

Leitch Technology Corporation
150 Ferrand Drive, Ontario M3C 3E5 CANADA
Telephone: (416) 445-9640 or (800) 387-0233 Fax: (416) 443-3088
www.leitch.com

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LEITCH TECHNOLOGY RESCHEDULES ANNUAL MEETING